EXHIBIT 14.1

CODE OF ETHICS

Introduction

This Code of Ethics (the "Code of Ethics") adopted by the Board of Directors (the "Board") of Star Buffet, Inc. (the "Company") and revised in April 2009 promotes honest and ethical conduct, full, fair, accurate, timely and understandable disclosure of information in the Company's periodic and other public reports, and compliance with applicable laws, rules and regulations by the Company's directors, officers and employees.

Senior Financial Officers

As used in this Code of Ethics, the term Senior Financial Officer means the Company's Chief Executive Officer, Chief Financial Officer, Controller or Principal Accounting Officer, and any other persons performing similar functions for the Company.

Code of Ethics

In performing his or her duties, each director, officer and employee, including each of the Senior Financial Officers, must:

1.  Maintain high standards of honest and ethical conduct and avoid any actual or apparent conflicts of interest between personal and professional relationships;

2.  Report to the Audit Committee of the Board any conflict of interest that may arise and any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest;

3.  Provide, or cause to be provided, full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with or submits to the Securities and Exchange Commission and in other public communications;

4.  Comply and take all reasonable actions to cause others to comply with applicable laws, rules and regulations; and

5.  Promptly report violations of this Code of Ethics to the Audit Committee.

If you are in a situation that you believe may involve or lead to a violation of this Code of Ethics, you have an affirmative duty to disclose to, and seek guidance from, a responsible supervisor or the Audit Committee of the Company.  Retaliation in any form against an individual who reports a suspected violation in good faith, even if the report is mistaken, is not permitted.  Any act or threatened act of retaliation should be reported immediately to the Chairman of the Audit Committee.

Waiver or Amendments

Any request for waiver of any provision of this Code of Ethics must be submitted in writing to the Company's Audit Committee. Waivers may only be granted by the Audit Committee. This Code of Ethics may only be amended by the Board. Any waiver of this Code of Ethics with respect to Senior Financial Officers, and any amendment of this Code of Ethics, will be promptly disclosed on a Current Report on Form 8-K or any other means approved by the Securities and Exchange Commission.

Compliance and Accountability

The Audit Committee is responsible for establishing and periodically updating the Company's Code of Ethics.  In the event of a suspected violation of this Code of Ethics, the Audit Committee shall determine whether to conduct an investigation, shall report known or suspected material violations of the Code of Ethics to the Board and shall recommend to the Board appropriate action, which may include, but is not limited to, reprimand and/or dismissal.  The Audit Committee shall be authorized to consult with outside counsel or the Nasdaq office of General Counsel if there is any doubt as to whether a particular transaction or course of conduct complies with or is subject to this Code of Ethics.